Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8690

WRITER’S EMAIL

ning.zhang@morganlewis.com

July 9, 2024

Confidential

Mr. Patrick Fullem

Ms. Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited
Response to the Staff’s Comments on Registration Statement on Form F-3 Filed on June 21, 2024 File No. 333-279865

Dear Sir/Madam:

On behalf of our client, Intchains Group Limited, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated June 24, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Partners:	Suites 1902-09, 19th Floor	+852.3551.8500

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*   China-Appointed Attesting Officer

#   Notary Public of Hong Kong

	Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3006.4346

Amendment No. 1 to Registration Statement on Form F-3 filed June 21, 2024

Undertakings, page II-1

1.	We note your response to prior comment 5 and reissue the comment in part. Please revise to include the undertaking contained in Item 512(j) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page II-3 of the Amended Registration Statement.

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited Chaowei Yan, Chief Financial Officer, Intchains Group Limited